July 27, 2009
VIA EDGAR AND FEDEX
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549

Re:	Globe Specialty Metals, Inc. (the “Company”)
Amendment No. 3 to Registration Statement on Form S-1
Filed July 16, 2009
File No. 333-152513
Dear Mr. Schwall:
     This letter is in response to your letter dated July 24, 2009. We have set forth your comments followed by the Company’s responses. We are also sending, under separate cover, a marked copy of the Registration Statement showing the changes to the Registration Statement filed on July 16, 2009.
Use of Proceeds, page 26
1.	We note the new disclosure you provide in this section, and we reissue comment 12 from our comment letter dated August 22, 2008.

We have revised the discussion on page 26 in our amended filing to disclose the approximate amount to be used for each of the purposes we list.

Securities and Exchange Commission
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Exhibit 5.1
2.	We note that you have included a form of legality opinion as an exhibit. Please file an executed opinion of counsel with your next amendment.

We have included an executed opinion of counsel as Exhibit 5.1 in our amended filing.
Additional Changes in our Amended Filing
In our July 15, 2009 response to comment 17 from your comment letter dated July 7, 2009, we indicated that we had concluded that we had a single reportable segment in the years ended June 30, 2008 and 2007 and the nine months ended March 31, 2009 and 2008 based on the aggregation criteria in SFAS 131, paragraph 17. Based on a reevaluation of the aggregation criteria in SFAS 131, paragraph 17, we have now concluded that we have six reportable segments in the years ended June 30, 2008 and 2007 and the nine months ended March 31, 2009 and 2008.
We have revised our disclosures to explain the factors used to identify our reportable segments as required by SFAS 131, paragraph 26.a., and have indicated how our operating segments are now aggregated, as well as provided the required disclosure indicated in SFAS 131 for all six of our reportable segments. The revised disclosures have been made in both the notes to our consolidated financial statements for the years ended June 30, 2008 and 2007 and the notes to our condensed consolidated financial statements for the nine months ended March 31, 2009 and 2008.
Finally, we have revised the discussion of recent developments on page 7 to indicate that, subsequent to March 31, 2009, we have not experienced any material adverse changes to our financial condition or results of operations.
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     To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me or our Chief Financial Officer, Malcolm Appelbaum.

Sincerely,

/s/ Stephen Lebowitz

Stephen Lebowitz
Chief Legal Officer

Securities and Exchange Commission
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cc:	Alan Kestenbaum
Jeff Bradley
Malcolm Appelbaum
Jeffrey E. Jordan, Esq.
Michael Kaplan, Esq.